

Mail Stop 4561

November 9, 2006

Mr. Adiv Baruch
Chief Executive President
  and President
Beit Rabin Building
Teradyon Industrial Park,
Misgav, 20179, Israel

Re: B.O.S Better Online Solutions Ltd.
       Amended Registration Statement on Form F-3
       File No. 333-137153
       Filed on October 30, 2006
       Form 20-F/A
       File No. 001-14184
       Filed on October 30, 2006

Dear Mr. Baruch,

      We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments.

Form 20-F for the year ended December 31, 2005

Item 4: Information on the Company, page 16

1. We refer you to prior comment 4. In this regard, we note your amended disclosure regarding the long term sales agreement with Israel Aircraft Industries Ltd. on pages 12 and 13. Please ensure that your disclosure is materially complete. For example, but without limitation, disclosure regarding the "Special Business Provisions" of the agreement, such as the provision "that the prices will not exceed the prices Seller grants to its most favored customers for the same Parts" appears to be materially to investors. Please revise or advise. Also, although we note that your 20-F has been amended to include the sales agreement with Israel Aircraft Industries, it does not appear that the entire agreement has been filed. For example, we note the reference to Appendix A throughout the agreement. Please revise your Form 20-F to include the complete agreement, including all appendices, as an exhibit or otherwise advise.

*   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Jeffrey Werbitt at (202) 551-3456 or me at (202) 551-3735 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Corporation Service Company
1133 Avenue of the Americas, Suite 3100
New York, New York 10036

R. Brian Brodrick, Esquire
Phillips Nizer LLP
666 Fifth Avenue
New York, New York 10103

Shlomo Landress, Adv.
Amit, Pollak, Matalon & Co.
NYP Tower, 17 Yitzak Sadeh Street
Tel Aviv 67775, Israel